                                  UTILISOURCE
                          2913 Saturn Street, Suite G
                            Brea, California 92821
                           Telephone (714) 996-6775
                           Facsimile (714) 524-1084

March 26, 1998

George Falsone
Full Power Corporation
14650 Detroit Ave.
Lakewood, Ohio 44107

Re: Letter of Engagement

Dear George:

Pursuant to the agreements reached in the meeting between representatives of Full Power Corp. and UtiliSource on Tuesday morning March 17, 1998, UtiliSource makes the following proposal to you.

It is understood that Full Power Corporation has filed an ESP registration with the California Public Utilities Commission (CPUC) and that the issuance of a registration number is believed imminent.

Accordingly, UtiliSource will provide the following services for the respectively stated compensation:

1) Upon receipt by UtiliSource of this Letter of Engagement co-signed by you, UtiliSource will begin preparations to accomplish the following tasks on behalf of Full Power Corporation. An initial payment of $25,000.00 will be due at that time.

2) UtiliSource will negotiate and complete all necessary contracts and related forms necessary to obtain approval from all three participating regulated utilities in California for Full Power Corp. to be authorized to procure customers and deliver power in their respective service areas. A payment of $25,000.00 will be due at this time.

3) UtiliSource will negotiate and complete all necessary contracts and related forms necessary to obtain an ISO qualified Schedule Coordinator for Full Power Corporation. UtiliSource will also configure the Full Power customer data base, making it ready to begin processing new customers; and complete testing of the data base's interface with all three utility companies' data systems, making it ready to begin submitting Direct Access Service Requests (DASRs) to the regulated utility companies. A payment of $25,000.00 will be due at this time.

4) UtiliSource will consult for and review all Full Power Corp. customer contract forms and procedures for CPUC compliance; and will complete all CPUC submissions requirements pursuant to PUC Section 394(a), thereby assuring that Full Power Corp. is in compliance with California law and CPUC tariffs and regulations regarding the marketing of power in California. UtiliSource will provide initial pro-forma contracts and other necessary documents to Full Power for this purpose. A payment of $25,000.00 will be due at this time.

It is understood that Full Power will provide all cash deposits or other forms of credit required to accomplish the foregoing as well as the purchase of energy and related services discussed below.

It is the objective of UtiliSource and Full Power to achieve the foregoing within 30 days of the signing of this Engagement Letter. It is understood that Full Power Corp. will provide an executive officer with signature authority readily available to UtiliSource in Brea California.

A designee of Full Power will have access to Sales Manuals and Sales Training materials for development of such programs for Full Power Corp. Should Full Power begin marketing to customers that require independent verification of their consent to purchase power from Full Power, UtiliSource will arrange for Full Power to complete an agreement with such IVA firm. Should Full Power desire to procure customers requiring interval meters, UtiliSource will arrange for Full Power to complete an agreement with a qualified meter provisioner. Full Power will offer only those energy discount programs and sell only to those classes of customers, respectively, as UtiliSource is currently servicing.

When Full Power Corp. or its affiliates, begins processing customers, UtiliSource will split revenues with Full Power (including its affiliates) consistent with the formula set forth in Exhibit 'A' hereto. For this compensation, UtiliSource will perform all of the "back office" functions for Full Power on an on-going basis. These include all functions from initial customer data base input, DASR processing, load profiling, energy purchasing (on Full Power's credit facility), billing, customer service, accounting and remittances of earnings to Full Power and/or its affiliates.

We realize this letter cannot cover all aspects of our anticipated relationship; however, the on-going compensation incentivises all parties to perform their respective duties.

The parties hereto agree that the terms and conditions of this agreement are to remain confidential information. The business and methods of operation of Full Power Corp. are understood to include information of a confidential and proprietary nature. UtiliSource shall maintain all information regarding the business and methods of operation of Full Power Corp. in the strictest of confidence and shall not disclose such information to any third party except as may be required by law.

If this letter meets with your approval please sign where indicated below, and return one copy with an original signature and the initial deposit of $25,000.00

Very Truly Yours,

                              Approved: /s/ George N. Falsone
                                       ------------------------------------
Martin Sielen                           On Behalf of Full Power Corporation

                                  EXHIBIT 'A'

                              COMPENSATION SHARING

                         FULL POWER CORP. - UTILISOURCE

1. NET EARNINGS FROM SALE OF POWER. UtiliSource shall receive an amount equal to fifty percent (50%) of the dollar amount represented by the "percentage of savings" retained by Full Power Corp. per the end user contracts, and 50% of any net profits on other Services provided customers by Full Power Corp., all as set forth in the end user contracts procured by Full Power Corp. or its affiliates, subject only to collection of amounts owed Full Power Corp. and/or its affiliates, per each respective customer, per respective billing cycle. Such compensation will continue for so long as Full Power Corp. or any affiliate shall provide Services to customer. Notwithstanding the foregoing, anytime UtiliSource has been compensated for contracts pursuant to paragraph 2. of this Exhibit 'A', no further amounts are due on any provision of Services or collection of moneys from customer.

2. SALE OF CONTRACTS. UtiliSource shall receive an amount equal to twenty five percent (25%) of the dollar amount received by Full Power Corp. or its affiliates for the contracts sold that were procured by Full Power Corp. or its affiliates. Anytime UtiliSource has been compensated for contracts pursuant to this paragraph, no further compensation of any kind is ever due UtiliSource for such contracts.